Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092

tel +1 212 259 6570 fax +1 212 632 0322 lransom@dl.com
March 25, 2009
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Re:	Platinum Underwriters Holdings, Ltd. Preliminary Proxy Statement on Schedule 14A Filed March 10, 2009 File No. 001-31341
Dear Mr. Riedler:
          As U.S. counsel to Platinum Underwriters Holdings, Ltd. (the “Company”), we are providing the following information on behalf of the Company in response to the comment issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter dated March 24, 2009 as a result of the Staff’s examination of the above-referenced document (the “Preliminary Proxy Statement”) and in response to our discussions by telephone with Ms. Nandini Acharya yesterday and today.
          Confirming those discussions, the Company has determined to withdraw the proposal to amend and restate the existing Bye-laws of the Company that appears in the Preliminary Proxy Statement. Thus, the definitive proxy statement that will be mailed to the Company’s shareholders in connection with their Annual General Meeting
New York | London multinational partnership | Washington, DC
Albany | Almaty | Beijing | Boston | Brussels | Chicago | Doha | Dubai
Frankfurt | Hong Kong | Houston | Johannesburg (pty ) ltd. | Los Angeles | Milan | Moscow
Paris multinational partnership | Riyadh affiliated office | Rome | San Francisco | Silicon Valley | Warsaw

Mr. Jeffrey Riedler
March 25, 2009

to be held on April 29, 2009, and to be filed with the Securities and Exchange Commission, will not include such proposal.

Very truly yours,
/s/ Linda E. Ransom
Linda E. Ransom

cc:	Ms. Nandini Acharya Division of Corporation Finance Securities and Exchange Commission

Mr. Michael E. Lombardozzi Executive Vice President, General Counsel, Chief Administrative Officer and Secretary Platinum Underwriters Holdings, Ltd.